Exhibit 99.5

NUTRIEN LTD.

Offers to Exchange

All Outstanding Notes or Debentures of Each of the Series Issued By

Potash Corporation of Saskatchewan Inc. and Agrium Inc. as Specified Below For

The Corresponding Series of Notes

Issued by Nutrien Ltd.

And Solicitation of Consents to Amend the Related Indentures

THE EXCHANGE OFFERS WILL EXPIRE AT 12:00 MIDNIGHT (THE LAST MINUTE OF THE DAY), NEW YORK CITY TIME, ON APRIL 6, 2018, UNLESS EXTENDED (AS EXTENDED OR OTHERWISE, THE “EXPIRATION TIME”). BY TENDERING YOUR POTASHCORP NOTES AND/OR AGRIUM NOTES FOR EXCHANGE, YOU WILL BE DEEMED TO HAVE VALIDLY DELIVERED YOUR CONSENT TO THE PROPOSED AMENDMENTS WITH RESPECT TO THAT SPECIFIC SERIES OF POTASHCORP NOTES AND/OR CLASS OF AGRIUM NOTES. HOLDERS WILL BE ENTITLED TO RECEIVE THE EARLY PARTICIPATION PREMIUM FOR THEIR POTASHCORP NOTES AND/OR AGRIUM NOTES ONLY IF THEY VALIDLY TENDER THEIR POTASHCORP NOTES AND/OR AGRIUM NOTES PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON MARCH 23, 2018.

PotashCorp Notes

Aggregate Principal Amount	Series of Notes Issued by PotashCorp to be Exchanged	CUSIP No.	Series of Nutrien Notes to be Issued by Nutrien	Exchange Consideration (1)(2)		Early Participation Premium (1)(2)	Total Consideration (1)(2)(3)
				Nutrien Notes (principal amount)	Cash	Nutrien Notes (principal amount)	Nutrien Notes (principal amount)	Cash
$500,000,000	6.500% Senior Notes due 2019	73755LAF4	6.500% Senior Notes due 2019	$950	$1	$50	$1,000	$1

$500,000,000	4.875% Senior Notes due 2020	73755LAH0	4.875% Senior Notes due 2020	$950	$1	$50	$1,000	$1

$750,000,000	3.625% Senior Notes due 2024	73755LAL1	3.625% Senior Notes due 2024	$950	$1	$50	$1,000	$1

$500,000,000	3.000% Senior Notes due 2025	73755LAM9	3.000% Senior Notes due 2025	$950	$1	$50	$1,000	$1

$500,000,000	4.000% Senior Notes due 2026	73755LAN7	4.000% Senior Notes due 2026	$950	$1	$50	$1,000	$1

$500,000,000	5.875% Senior Notes due 2036	73755LAD9	5.875% Senior Notes due 2036	$950	$1	$50	$1,000	$1

$500,000,000	5.625% Senior Notes due 2040	73755LAK3	5.625% Senior Notes due 2040	$950	$1	$50	$1,000	$1

Agrium Notes

Aggregate Principal Amount	Series of Debentures Issued by Agrium to be Exchanged	CUSIP No.	Series of Nutrien Notes to be Issued by Nutrien	Exchange Consideration (1)(2)		Early Participation Premium (1)(2)	Total Consideration (1)(2)(3)
				Nutrien Notes (principal amount)	Cash	Nutrien Notes (principal amount)	Nutrien Notes (principal amount)	Cash
$500,000,000	6.750% Debentures due 2019	008916AH1	6.750% Senior Notes due 2019	$950	$1	$50	$1,000	$1

$500,000,000	3.150% Debentures due 2022	008916AK4	3.150% Senior Notes due 2022	$950	$1	$50	$1,000	$1

$500,000,000	3.500% Debentures due 2023	008916AL2	3.500% Senior Notes due 2023	$950	$1	$50	$1,000	$1

$550,000,000	3.375% Debentures due 2025	008916AP3	3.375% Senior Notes due 2025	$950	$1	$50	$1,000	$1

$125,000,000	7.800% Debentures due 2027	008916AC2	7.800% Senior Notes due 2027	$950	$1	$50	$1,000	$1

$450,000,000	4.125% Debentures due 2035	008916AQ1	4.125% Senior Notes due 2035	$950	$1	$50	$1,000	$1

$300,000,000	7.125% Debentures due 2036	008916AG3	7.125% Senior Notes due 2036	$950	$1	$50	$1,000	$1

$500,000,000	6.125% Debentures due 2041	008916AJ7	6.125% Senior Notes due 2041	$950	$1	$50	$1,000	$1

$500,000,000	4.900% Debentures due 2043	008916AM0	4.900% Senior Notes due 2043	$950	$1	$50	$1,000	$1

$500,000,000	5.250% Debentures due 2045	008916AN8	5.250% Senior Notes due 2045	$950	$1	$50	$1,000	$1

(1)	Consideration per $1,000 principal amount of PotashCorp Notes or Agrium Notes, as applicable, validly tendered and accepted, subject to any rounding as described herein.

(2)	The term “Nutrien Notes” in this column refers, in each case, to the series of Nutrien Notes corresponding to the series of PotashCorp Notes or Agrium Notes, as applicable, of like maturity and coupon set forth in the applicable row.

(3)	Includes the Early Participation Premium for PotashCorp Notes and Agrium Notes validly tendered prior to the Early Tender Time described below and not validly withdrawn.

To Our Clients:	March 12, 2018

Enclosed for your consideration are the prospectus supplement dated March 12, 2018 (together with the accompanying prospectus, the “Prospectus”) of Nutrien Ltd., as issuer (“Nutrien”), and related Letter of Transmittal and Consent (the “Letter of Transmittal”), which together describe (a) the offers of Nutrien (collectively, the “exchange offers”) to exchange each properly tendered and accepted notes of Potash Corporation of Saskatchewan Inc. (collectively, the “PotashCorp Notes”) and debentures of Agrium Inc. (collectively, the “Agrium Notes”) of the series listed above issued by Potash Corporation of Saskatchewan Inc. (“PotashCorp”) or Agrium Inc. (“Agrium”), as applicable, for a new notes (collectively, the “Nutrien Notes”) of a corresponding series to be issued by Nutrien and (b) the solicitations of consents (collectively, the “consent solicitations”) to amend the indentures governing each series of the PotashCorp Notes and the Agrium Notes, in the case of each of (a) and (b) above, upon the terms and subject to the conditions described in the Prospectus and in the Letter of Transmittal. Capitalized terms used herein and not defined herein have the meaning given to them in the Prospectus.

Nutrien is making the exchange offers to simplify its capital structure, to give existing holders of the PotashCorp Notes and the Agrium Notes the option to receive Nutrien Notes issued by Nutrien and to streamline the reporting obligations of Nutrien and all of its subsidiaries, including PotashCorp and Agrium. Nutrien is conducting the consent solicitations to, among other things, eliminate certain covenants and event of default provisions under the indentures governing the Securities and the terms of each series of the Securities (collectively, the “Proposed Amendments”). Consummation of the exchange offers and consent solicitations is expected to ease administration of Nutrien’s consolidated indebtedness.

In order for the Proposed Amendments to be adopted with respect to a series of PotashCorp Notes, holders of not less than a majority of the aggregate principal amount of the outstanding notes of that series must consent to them. In order for the Proposed Amendments to be adopted with respect to the Agrium Notes governed by the indenture dated as of January 31, 1997, holders of not less than a majority of the aggregate principal amount of such outstanding Agrium Notes must consent to them. In order for the Proposed Amendments to be adopted with respect to the Agrium Notes governed by the indenture dated as of May 16, 2006, holders of not less than a majority of the aggregate principal amount of such outstanding Agrium Notes, voting together as a class, must consent to them.

In exchange for each $1,000 principal amount of PotashCorp Notes and Agrium Notes that is validly tendered prior to 5:00 p.m., New York City time, on March 23, 2018, unless extended (as extended or otherwise, the “Early Tender Time”) and not validly withdrawn, holders will receive the total exchange consideration set out in the table above (the “Total Consideration”), which consists of $1,000 principal amount of Nutrien Notes and a cash amount of $1 (the “Consent Fee”). The Total Consideration includes the early participation premium set out in the table above (the “Early Participation Premium”), which consists of $50 principal amount of Nutrien Notes. In exchange for each $1,000 principal amount of PotashCorp Notes and Agrium Notes that is validly tendered after the Early Tender Time but prior to the Expiration Time and not validly withdrawn, holders will receive only the exchange consideration set out in the table above (the “Exchange Consideration”), which is equal to the Total Consideration less the Early Participation Premium and so consists of $950 principal amount of Nutrien Notes and the Consent Fee.

If you validly tender PotashCorp Notes or Agrium Notes before the Early Tender Time, you may validly withdraw your tender in respect of such PotashCorp Notes or Agrium Notes at any time before 5:00 p.m., New York City time, on March 23, 2018, unless extended (as extended or otherwise, the “Withdrawal Deadline”), but you will not receive the Early Participation Premium unless you validly re-tender such notes before the Early Tender Time. If the valid withdrawal of your tender occurs before the Early Tender Time, your consent in respect of such notes will also be revoked, and you will not receive the Consent Fee unless you validly re-tender such notes before the Expiration Time. Tenders of PotashCorp Notes and Agrium Notes, and the corresponding consents to the Proposed Amendments, may not be withdrawn after the Withdrawal Deadline.

The materials relating to the exchange offers and consent solicitations are being forwarded to you as the beneficial owner of the PotashCorp Notes and/or Agrium Notes held by us for your account or benefit but not registered in your name. Tender of PotashCorp Notes and/or Agrium Notes and delivery of consents with respect to any PotashCorp Notes and/or Agrium Notes may only be made by us as the holder and pursuant to your instructions. The accompanying Letter of Transmittal is furnished to you for informational purposes only and may not be used by you to tender PotashCorp Notes and/or Agrium Notes or deliver consents for PotashCorp Notes and/or Agrium Notes held by us and registered in our name for your account.

If you wish to have us tender your PotashCorp Notes and/or Agrium Notes and deliver consents with respect to any or all of your PotashCorp Notes and/or Agrium Notes held by us or which we hold through The Depository Trust Company for your account or benefit pursuant to the Prospectus and receive, on your behalf, the Total Consideration or Exchange Consideration, as applicable, in relation thereto, please so instruct us by completing, executing and returning to us the Letter of Instructions that follows. Unless otherwise specified in the Letter of Instructions, if you authorize us to tender your PotashCorp Notes and/or Agrium Notes and consent to the Proposed Amendments, we will tender and consent with respect to the entire aggregate principal amount of PotashCorp Notes and/or Agrium Notes which we hold for your account.

Tenders of PotashCorp Notes and/or Agrium Notes and deliveries of consents may only be made by us since we are the registered holder of your PotashCorp Notes and/or Agrium Notes. We cannot tender PotashCorp Notes and/or Agrium Notes or deliver consents without your instructions. Therefore, you must provide us with your instructions as soon as possible. Your instructions to us should be forwarded as promptly as possible in order to permit us to tender your PotashCorp Notes and/or Agrium Notes and provide the related consents on your behalf in accordance with the provisions of the Prospectus. The exchange offers and consent solicitations will expire at the Expiration Time, unless extended as provided in the Prospectus. Tenders may be withdrawn and consents may be revoked at any time up to the Withdrawal Deadline but not thereafter.

We urge you to carefully read the enclosed offer materials in their entirety because they, and not this letter, describe in detail the terms and conditions of the exchange offers and consent solicitations.

Note: If the Proposed Amendments are adopted, certain holders of PotashCorp Notes and/or Agrium Notes may be subject to adverse tax consequences and are urged to consult their tax advisors regarding the consequences of the adoption of the Proposed Amendments. For a summary of certain United States Federal and Canadian income tax consequences to the holders of PotashCorp Notes and/or Agrium Notes in connection with the exchange offers and consent solicitations, see “Certain U.S. Federal Income Tax Consequences” and “Certain Canadian Income Tax Consequences” in the Prospectus.

LETTER OF INSTRUCTIONS

I/We acknowledge receipt of your letter and the enclosed material referred to therein relating to the exchange offers and consent solicitations being conducted by Nutrien.

This will instruct you to tender PotashCorp Notes and/or Agrium Notes and deliver consents to the Proposed Amendments for my/our account or benefit on or prior to the Expiration Time, pursuant to the terms and conditions set forth in the Prospectus Supplement.

Please tender the PotashCorp Notes and/or Agrium Notes and deliver consents for the PotashCorp Notes and/or Agrium Notes held by you for my/our account as indicated below:

CUSIP Number*	Principal Amount Beneficially Owned**	Principal Amount Tendered and as to which Consents are Given ***

*	Enter the CUSIP number for the series of PotashCorp Notes and/or Agrium Notes.
**	Enter the principal amount of the PotashCorp Notes and/or Agrium Notes beneficially owned.
***	Enter the principal amount of PotashCorp Notes and/or Agrium Notes tendered and as to which consents are being delivered.

NOTE:	If no principal amount is provided in the third column of the table above, and this Letter of Instructions is signed in the space provided below, we are authorized to tender, and deliver related consents, with respect to the entire aggregate principal amount of such Securities in which we hold an interest for your account.

PLEASE SIGN HERE

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